PE
4-1-02

02030756

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2002

IMSA GROUP
(Translation of Registrant's name into English)

GRUPO IMSA, S.A. DE C.V.
Ave. Batallón de San Patricio No. 111, Piso 26
Fracc. Valle Oriente
San Pedro, Garza García, N.L. 66269, México
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X   Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___   No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________)

This Report contains copies of the following:

1. Press Release issued on February 19, 2002 regarding operating results of Grupo IMSA, S.A. de C.V. for the fourth quarter of 2001.

GRUPO IMSA

Press Release
Fourth Quarter 2001

February 19, 2002 NYSE BMV

GRUPO IMSA ANNOUNCES FOURTH QUARTER 2001 RESULTS
EBITDA Grows 19.1% vs. Fourth Quarter 2000 to US$ 77 million

Monterrey, Mexico, February 19, 2002 - Grupo IMSA, S.A. de C.V. (NYSE: IMY) today announced results for the fourth quarter of 2001. Unless otherwise stated, all figures are presented in millions of December 31, 2001 pesos (Ps), or in millions of nominal US dollars[1] (US$).

FOURTH QUARTER 2001 HIGHLIGHTS

- Fourth quarter revenues in nominal dollar terms rose year-over-year by 13.8% to **US$639**, and in peso terms by 10.7% to **Ps 5,894**.
- IMSA ACERO's sales volume for the fourth quarter grew 2.8% year-over-year, despite a difficult economic environment.
- In the fourth quarter, ENERMEX's sales volume increased by 9.3% year-over-year, reflecting the incorporation of new clients.
- Fourth quarter EBITDA in nominal dollar terms totaled **US$77**, 19.1% above the same period of the previous year; in peso terms, EBITDA increased year-over-year by 18.8%.
- EBITDA in 2001 grew 1.6% in nominal dollar terms to **US$316**.
- Net income for the fourth quarter rose year-over-year by 636.0% to **Ps 633**. For the year 2001, net income grew 5.8% to Ps 1,477.
- Interest coverage, defined as EBITDA divided by net interest expense, reached 5.6 times in the fourth quarter of 2001. Interest coverage for 2001 was 5.1 times, significantly higher than the ratio of 3.6 times for the year 2000.
- Grupo IMSA started to consolidate VP Buildings' results into its IMSATEC business segment in the month of October.
- During the quarter, Grupo IMSA obtained a long-term syndicated loan for **US$380**. The transaction improves the Company's debt profile by extending its average life without increasing total indebtedness and at the same time reduces financing cost.
- Standard & Poor's upgraded Grupo IMSA's foreign currency credit rating to investment grade, raising it from 'BB+' to 'BBB-'.

[1] Nominal dollars result from the translation of nominal pesos using the average exchange rate of each month.

Consolidated Financial Results

Eugenio Clariond, Chief Executive Officer of Grupo IMSA, explained: "2001 was a difficult year for the main economies where we participate. Nevertheless, I am proud to report that Grupo IMSA posted positive results, with all four of its core businesses remaining profitable. In nominal dollar terms, this year the Company reported record sales and a primary cash flow (EBITDA) in excess of last year's. In addition, financial expense was reduced substantially, contributing to the net income growth in the year 2001."

See note for presentation criteria.[1]

SALES

Net sales for the quarter were US$639, representing increases of 13.8% over the fourth quarter of 2000 (4Q00) and 11.6% over the third quarter of 2001 (3Q01). In peso terms, net sales for 4Q01 totaled Ps 5,894, 10.7% more than 4Q00 and 12.2% above 3Q01. Revenue growth was mainly a consequence of the results of VP Buildings being consolidated into those of Grupo IMSA through the IMSATEC business segment as of the month of October.

For 4Q01, domestic sales amounted to Ps 3,006, representing a decrease of 0.2% from 4Q00 but an increase of 10.3% over 3Q01. Foreign sales for 4Q01 totaled Ps 2,888, representing increases of 25.0% over 4Q00 and 14.2% over 3Q01. Foreign sales for the quarter represented 49.0% of total net sales.

The following is a breakdown by business segment for the quarter:


IMSATEC
29%
IMSA ACERO
41%
IMSALUM
12%
ENERMEX
18%

[1] Fourth quarter 2001 (4Q01) inflation was 1.0%, resulting in an inflation rate of 4.4% for the last twelve months. The Mexican peso appreciated against the US dollar by 3.7% during 4Q01, and by 4.5% during the last twelve months. The exchange rate used as of the end of 4Q01 was 9.1692 pesos per dollar. Since the price and cost structure of Grupo IMSA is mainly denominated in dollars, the performance of the Company is affected when financial information is expressed in real pesos.
In compliance with Bulletin B-15, "Foreign Currency Translation of Foreign Currency Financial Statements," the restatement factors applied to financial statements of prior periods are calculated on the basis of a weighted average index that takes into consideration the inflation rates of the countries in which Grupo IMSA's subsidiaries operate and changes in the exchange rates of each country vis-à-vis the Mexican peso. The restatement factor for the twelve-month period of December 2000 - December 2001 was 1.021049.

Sales	4Q01	3Q01	4Q00	2001	2000
IMSA ACERO	Ps 2,444	Ps 2,438	Ps 2,621	Ps 9,749	Ps 10,955
ENERMEX	1,055	1,088	1,036	3,843	3,896
IMSALUM	680	721	706	2,796	3,006
IMSATEC	1,714	1.008	953	4,682	3,792
TOTAL[1]	Ps 5,894	Ps 5,255	Ps 5,324	Ps 21,070	Ps 21,658
TOTAL US$ avg.[2]	639	572	561	2,246	2,175

EBITDA

EBITDA for 4Q01 totaled US$77, an increase of 19.1% compared with 4Q00, but a decrease of 13.1% versus 3Q01. EBITDA for the quarter in peso terms was Ps 720, 18.8% above 4Q00 but 10.2% below 3Q01.

EBITDA contribution per business segment in 4Q01 was as follows:


IMSATEC
15%
IMSALUM
3%
ENERMEX
29%
IMSA ACERO
53%

EBITDA	4Q01	3Q01	4Q00	2001	2000
IMSA ACERO	Ps 407	Ps 436	Ps 396	Ps 1,736	Ps 1,912
ENERMEX	225	232	163	769	680
IMSALUM	24	54	35	173	246
IMSATEC	115	116	68	430	415
Corporate	(51)	(36)	(56)	(141)	(150)
TOTAL	Ps 720	Ps 802	Ps 606	Ps 2,967	Ps 3,103
TOTAL US$ avg.[2]	77	88	64	316	311
EBITDA margin	12.2%	15.3%	11.4%	14.1%	14.3%

OPERATING INCOME

Operating income in nominal dollar terms for 4Q01 totaled US$48, an increase of 22.5% compared with 4Q00 but a decrease of 23.7% versus 3Q01. Operating income for 4Q01 in peso terms was Ps 453, 26.2% above 4Q00 but 20.5% below 3Q01. Grupo IMSA's operating margin for the quarter was 7.7%, compared with 6.7% for 4Q00 and 10.8% for 3Q01.

In 4Q01, the Company had non-recurrent expenses related to strategic and legal advice. Grupo IMSA hired Bain & Company to advise it on its business portfolio and on optimizing its use of

[1] The sum of these amounts does not equal the consolidated net sales for the periods presented because Corporate and Other has been excluded.

[2] Current pesos translated at the average dollar exchange rate of each month.

capital. Bain's study will allow the Company to focus its efforts more effectively in order to assure profitable growth. Also, the acquisition of VP Buildings and other operations resulted in extraordinary expenses for legal advice.

The year-over-year rise in IMSA ACERO's operating margin reflects lower costs of some of its main raw materials, an increased sales volume and an improved product mix. The margin was lower than in 3Q01, mainly because of certain non-recurrent movements, such as an adjustment for bad debts in Steelscape's figures. Prices and costs were relatively unchanged compared with the previous quarter.

ENERMEX's operating margin increased year-over-year as a consequence of a higher sales volume in North America, better results in South America and the efforts that have been made to increase quality and reduce costs. The reduction in operating margin compared with 3Q01 reflects a lower sales volume, resulting from a seasonal decline in the United States and South America.

IMSALUM's 4Q01 results were affected by the seasonal decline in construction in the United States, exacerbated by the economic slowdown at the end of the year. In addition, the company reported non-recurrent expenses related to its temporary import program, through which raw materials were imported into Mexico but not subsequently exported as final product because of the international market slowdown, resulting in import tariffs that were not considered. Another non-recurrent item this quarter was the write-off of obsolete extrusion dies as a consequence of the optimization of the company's product line. The appreciation of the Mexican peso against the US dollar also affected IMSALUM's operating margin, since almost all of the company's sales are linked to the dollar, while an important part of costs and expenses are denominated in pesos and therefore increase with inflation.

IMSATEC's operating margin fell quarter-over-quarter, mainly as a consequence of almost 80% of the segment's sales being made in the United States, where the construction industry shows a seasonal slowdown in the winter months. In addition, in October IMSATEC began to consolidate the results of VP Buildings, a company with lower margins than the average of the other IMSATEC businesses. It is important to note that even though VP Buildings operates with lower margins, Grupo IMSA expects to obtain excellent returns on this investment, especially considering the company's great potential for growth in the markets in which it operates.

INTEGRAL FINANCING COST

Integral financing income for 4Q01 was Ps 291, compared with a cost of Ps 350 in 4Q00 and of Ps 456 in 3Q01. The main reason for the change in the integral result of financing was the difference in foreign exchange gain / loss that resulted from the peso appreciating against the dollar by 3.7% in 4Q01, but depreciating versus the dollar by 2.0% in 4Q00 and by 5.1% in 3Q01.

Interest expense decreased significantly year-over-year and to a lesser extent quarter-over-quarter as a consequence of a decrease in the Libor interest rate. For the coming quarters, we expect interest expense to decrease even more, reflecting the recent reductions in interest rates in the U.S.

Integral Financing Cost (Income)	4Q01	3Q01	4Q00	2001	2000
Interest expense	Ps 131	Ps 132	Ps 224	Ps 632	Ps 901
Interest income	(3)	(9)	(9)	(54)	(49)
Foreign exchange loss (gain)	(320)	409	162	(240)	91
Gain from monetary position	(99)	(76)	(27)	(333)	(554)
Integral financing cost (income)	Ps (291)	Ps 456	Ps 350	Ps 5	Ps 389

MAJORITY NET INCOME

For 4Q01, the majority net income was Ps 633, compared with Ps 59 for 3Q01 and Ps 86 for 4Q00. The main reasons for the increase versus 4Q00 were a higher operating income and an integral financing income of Ps 291 versus a cost in the same period of last year. The growth in relation to 3Q1 resulted from the foreign exchange gain in 4Q01.

Majority Net Income	4Q01	3Q01	4Q00	2001	2000
Majority net income	Ps 633	Ps 59	Ps 86	Ps 1,477	Ps 1,396
Majority net income per equity unit	Ps 1.12	Ps 0.10	Ps 0.15	Ps 2.62	Ps 2.51
Majority net income per ADS	US$1.09	US$0.12	US$0.14	US$ 2.46	US$2.24

As of December 31, 2001, Grupo IMSA had 2,814.8 million shares outstanding, equivalent to 562,967,100 equity units and 62,551,900 ADSs.

FINANCIAL POSITION

Interest bearing debt, net of cash, as of December 31, 2001 was US$845. Despite the fact that during 2001 the US$102 acquisition of VP Buildings was formalized, net debt only increased by US$35 during the year. Net debt grew by US$23 quarter-over-quarter largely as a result of an increase in working capital. IMSA ACERO decided to increase its inventories, taking advantage of low prices for steel slab and hot rolled steel in the U.S., as well as to protect itself against any supply problems that could occur if IMEXSA, the company's main supplier of steel slab, were to temporarily suspend operations for labor reasons. Moreover, in 4Q01 Grupo IMSA began to consolidate the results of VP Buildings. Short-term debt, without including the current portion of long-term debt, fell from US$147 in September to US$27 as of December 31, 2001, as a result of the long-term syndicated loan of US$380 obtained at the end of the year. The transaction improves Grupo IMSA's debt profile by extending its average life without increasing total indebtedness. It should be noted that ENERTEC Mexico, the entity created from the joint venture with Johnson Controls in Mexico, consolidates 100% of its debt in the Grupo IMSA balance sheet. As of December 31, 2001, ENERTEC Mexico had debt of US$155, 49% of which corresponds to Johnson Controls' stake in the company.

Interest coverage, defined as EBITDA divided by net interest expense, was 5.6 times in 4Q01, compared with 2.8 times in 4Q00, and improved substantially during the year, from 3.6 times in the year 2000 to 5.1 times in 2001.

As of December 31, 2001, the Company had a current ratio of 1.8 times. Total debt-to-equity *ratio on December 31, 2001 was 0.71, compared with a total debt-to-equity ratio of 0.80 on* December 31, 2000.

Financial Results by Segment

IMSA ACERO

4Q01 sales volume was 460 thousand tonnes, an increase of 2.8% with respect to 4Q00 but a decrease of 1.4% compared with 3Q01. Domestic shipments for the quarter totaled 341 thousand tonnes, representing increases of 6.8% over 4Q00 and 1.2% versus 3Q01. Foreign volume amounted to 120 thousand tonnes for 4Q01, representing decreases of 7.1% compared with 4Q00 and of 7.9% against 3Q01. It is important to note that the domestic sales volume grew because IMSA ACERO's efforts to attack new markets more than offset the negative effects of the economic environment. Sales to clients in the United States have declined due to the adverse conditions in that market.

Net sales for 4Q01 of Ps 2,444 were 6.8% below 4Q00 as a result of lower average prices in 4Q01 and an appreciation in real terms of the Mexican peso versus the US dollar. Quarter-over-quarter, there was a 0.2% growth. Foreign sales represented 28.2% of total revenues in 4Q01.

Operating income was Ps 233, the same as in 4Q00 but 14.0% below 3Q01. The operating margin for 4Q01 was 9.5%, compared with operating margins of 8.9% for 4Q00 and of 11.1% for 3Q01. EBITDA for 4Q01 reached Ps 407, representing an increase of 2.8% with respect to 4Q00 but a decrease of 6.7% versus 3Q01. In dollar terms, EBITDA increased 11.6% year-over-year and declined 7.9% quarter-over-quarter to US$44.

The operating margin of IMSA ACERO for 4Q01 increased year-over-year as a result of lower average prices of the company's main raw materials, an increased sales volume and an improved sales mix. The margin was lower than in 3Q01, mainly because of certain non-recurrent movements, such as an adjustment for bad debts in Steelscape's figures. Prices and costs, including the cost of steel slab, were relatively unchanged compared with the previous quarter.

Steelscape has made progress with its efforts to access more attractive markets, such as roll formers and metal builders, who demand higher value added products like Galvalume and pre-painted steel.

Recent capacity closures in the United States have resulted in a drop in steel output, which in turn has caused an increase in the price of certain steel products in that country, and some of the leading U.S. steel companies have announced additional price increases for the coming months.

The assets of IMSA Building Products were transferred from IMSA ACERO to IMSATEC in 4Q01, so, in order to make financial information comparable, the historical results of IMSA ACERO and IMSATEC have been adjusted accordingly.

Santiago Clariond, CEO of IMSA ACERO, said, "The year 2001 was very difficult for the global steel industry. Demand and prices continued to fall, which resulted in many companies in the U.S. having to carry out reorganization processes and some even forced to close down their operations. Despite this negative environment, our operations in Mexico, the United States and

Central America performed very well, posting results that exceeded those of the great majority of our industry's participants."

IMSA ACERO greatly benefited from being a steel processor, as it was able to acquire cheaper raw materials to compensate the decline in product prices. Consequently, the operating margin for the second half of 2001 improved compared to that of the same period of last year, despite the fact that steel prices were significantly lower. During 2001, IMSA ACERO continued to adjust to the difficult market conditions, taking steps to further reduce costs and expenses, optimize working capital and continue to penetrate new market segments.

ENERMEX

4Q01 sales volume reached 5.5 million batteries, representing an increase of 9.3% over 4Q00 and a decrease of 9.2% from 3Q01. The year-over-year increase was mainly a consequence of the incorporation of new accounts in North America in the year 2001. The quarter-over-quarter decline was largely due to the fact that in the United States the third quarter is seasonally stronger than the fourth, and this effect was accentuated by a delay in the arrival of cold weather this year. Business in South America is also seasonally lower in the fourth quarter of the year. Year-over-year, foreign shipments grew by 14.3% in 4Q01, while domestic shipments were down 0.3%.

ENERMEX revenues for 4Q01 were Ps 1,055, an increase of 1.8% over 4Q00 as a consequence of a higher sales volume. The quarter-over-quarter 3.0% decline was a result of a lower sales volume. In 4Q01, foreign sales represented 49.6% of total revenues.

Operating income for 4Q01 was Ps 190, an increase of 46.2% over 4Q00 and a decrease of 5.9% from 3Q01. The operating margin for the quarter was 18.0%, compared with 12.5% for 4Q00 and 18.6% for 3Q01. EBITDA for the quarter totaled Ps 225, a 38.0% growth over 4Q00 but a 3.0% decline from 3Q01. In dollar terms, EBITDA rose 45.6% year-over-year but declined 4.6% quarter-over-quarter, to US$24. The main reasons for the operating income improvement over 4Q00 were the higher sales volumes that resulted from the incorporation of new clients in North America, better results in South America and the efforts that have been made to increase quality and reduce costs. The reduction in operating income compared with 3Q01 reflects a lower sales volume because of the seasonal slowdown in the United States and South America. The first quarter is seasonally the slowest, but even though ENERMEX's quarter-over-quarter results are expected to be lower next quarter, an important improvement is expected year-over-year.

The year 2001 was very positive for ENERMEX, as the company increased its sales volume and cash flow generation to record levels. By offering world-class products and a differentiated service at highly competitive prices, in 2001 ENERMEX was able to continue expanding its presence the U.S. market through the gaining of new accounts. In addition, progress was made with the project to standardize production processes at all Mexican plants in order to improve quality and reduce costs. In South America, the company's efforts to make its battery business more efficient were successful, so that record results were posted in 2001.

IMSALUM

IMSALUM revenues totaled Ps 680 for 4Q01, representing decreases of 3.7% from 4Q00 and of 5.7% from 3Q01. Foreign sales represented 48.5% of total sales for 4Q01.

Operating income for 4Q01 was Ps 13, representing decreases of 43.5% from 4Q00 and of 69.0% from 3Q01. Operating margin for the quarter was 1.9%, compared with operating margins of 3.3% for 4Q00 and 5.8% for 3Q01. IMSALUM's 4Q01 EBITDA was Ps 24, representing decreases of 31.4% from 4Q00 and of 55.6% from 3Q01. In dollar terms, EBITDA declined 24.3% year-over-year and 51.8% quarter-over-quarter to US$3.

IMSALUM's 4Q01 results were affected by the seasonal decline in construction in the United States, an effect that was exacerbated by the economic slowdown at the end of the year. In addition, the company reported non-recurrent expenses related to its temporary import program, through which raw materials were imported into Mexico but not subsequently exported as final product because of the international market slowdown, resulting in import tariffs that were not considered. Another non-recurrent item this quarter was the write-off of obsolete extrusion dies as a consequence of the optimization of the company's product line. The appreciation of the Mexican peso against the US dollar also affected IMSALUM's operating margin, since almost all of the company's sales are linked to the dollar, while an important part of costs and expenses are denominated in pesos and therefore increase with inflation. However, efforts are being made to improve the efficiency of IMSALUM's operations and in 4Q01 operating expenses were 5.6% lower than the previous quarter.

The year 2001 was difficult for the construction industry and this had an adverse effect on IMSALUM. In response, the company made an all-out effort to adapt to new market conditions and during the year implemented important changes in its organization to improve its operations. With these adjustments, combined with a better economic environment, IMSALUM's results are expected to improve in 2002.

IMSATEC

IMSATEC's revenues were Ps 1,714 in 4Q01, representing increases of 79.9% over 4Q00 and 70.0% over 3Q01. Foreign sales amounted to 78.5% of total sales for 4Q01.

Operating income totaled Ps 75 in 4Q01, an increase of 66.7% over 4Q00 and a decrease of 21.9% from 3Q01. Operating margin for the quarter was 4.4%, compared with 4.7% for 4Q00 and 9.5% in 3Q01. EBITDA for the quarter was Ps 115, representing an increase of 69.1% over 4Q00 but a reduction of 0.9% with respect to 3Q01. In dollar terms, EBITDA grew 89.8% year-over-year and 4.2% quarter-over-quarter to US$13.

IMSATEC's operating margin fell quarter-over-quarter, mainly because 80% of this segment's sales are made in the United States, where construction is seasonally slow in winter. In addition, in October IMSATEC began to consolidate the results of VP Buildings, a company with lower margins than the average of the other IMSATEC businesses. It is important to note that even though VP Buildings operates with lower margins, Grupo IMSA expects to obtain excellent returns on its investment in this business, especially considering the company's great potential for growth in the markets in which it operates.

In this quarter, the assets of IMSA Building Products were passed from IMSA ACERO to IMSATEC and the company was renamed ASC Profiles. As a result of the transfer, IMSATEC will operate this company, which offers integral solutions to the construction industry. To make financial information comparable, the historical results of IMSA ACERO and IMSATEC have been adjusted accordingly.

As a consequence of the acquisition of VP Buildings, IMSATEC's results will follow more closely the seasonality of the construction industry in the United States.

Corporate Developments

In September, Grupo IMSA acquired the assets of VP Buildings, Inc. (VPB) from The LTV Corporation, and in October of this year began to consolidate VPB's results into its IMSATEC business segment. At the end of 2001, IMSA Building Products (IBP), which had been part of IMSA ACERO, was transferred to VP Buildings, thus strengthening the company and enabling it to offer a wider range of integral solutions for the construction industry in the United States. With this move, the geographic coverage and product line were expanded, since VP Buildings has a subsidiary in Dallas, Texas that offers steel components such as innovative roofing solutions. These products will be marketed throughout the distribution network of ASC Profiles, which is the company resulting from the combination of IBP and the VP Buildings' subsidiary in Dallas, Texas.

VPB has a joint venture in Brazil called Medabil-VP, which is the largest company in the Brazilian pre-engineered metal buildings market. Medabil-VP began to operate a second plant this quarter, increasing its production capacity by 50% and positioning itself to capitalize on the growth of the Brazilian market.

In December, the assets of Resolite FRP in Pennsylvania, U.S.A. were acquired. This company mainly serves the industrial market of fiberglass-reinforced plastic panels. With the acquisition, Stabilit consolidates its position as the second largest North American company in this market.

As a result of an investigation under Section 201, the International Trade Commission (ITC) has made a recommendation to the U.S. President to take corrective action against imports of flat steel from Mexico and other countries. In accordance with established deadlines, Mr. Bush is expected to issue a final decision between February 19 and March 6, 2002. The U.S. President has the authority to exclude Mexico from the measures recommended by the ITC. However, any decision taken in this regard will not necessarily affect trade relations between the United States and Mexico, since the ITC could recommend a quota based on historical exports to the U.S. In an additional investigation, the ITC determined that the exclusion of Mexico and Canada from the process would not reduce the damage caused to the U.S. steel industry by imports from the rest of the world. This determination eliminates the legal restrictions to excluding Mexico from any measures that might be taken under Section 201. The Mexican authorities have said that they have found their U.S. counterparts sympathetic in their talks on the possibility that Mexico will be excluded from any corrective action. If retaliatory measures are taken against the Mexican steel industry, the North American Free Trade Agreement establishes that the United States must compensate Mexico for any effects of the measures used. This compensation could be applied against U.S. steel imports into Mexico and, considering that there is a U.S. surplus of steel being traded from the U.S. into Mexico, this measure should have a favorable effect on the Mexican steel industry.

Grupo IMSA plans to invest US$156 in 2002, including the roll over of 2001 capital expenditures and new investments. The plan is broken down as follows: IMSA ACERO US$95; ENERMEX US$27; IMSATEC US$27; and IMSALUM US$7. Some of the main projects are the conclusion of the hot-rolled steel capacity expansion from 1.2 million tonnes to 1.45 million tonnes, investments for modernizing IMSATEC's operations, and the continuation of the project to raise productivity, increase quality and lower costs at ENERMEX.

In December 2001, Grupo IMSA obtained a long-term syndicated loan for US$380. This transaction allowed the Company to modify the contract of an already-existing debt with an outstanding amount of US$231 in order to obtain a lower interest rate, and to acquire new resources of US$149, which were mainly used to refinance short-term debt. The transaction improves Grupo IMSA's debt profile by extending its average life without increasing total indebtedness.

Grupo IMSA used the additional resources from this syndicated loan to pay off debt that had been incurred to complete the acquisition of VP Buildings in October and other short-term debt. The reduction in interest rate will result in a significant lowering of the Company's financial expense. The success of this transaction reflects Grupo IMSA's good results and the efforts over the last quarters to strengthen the Company's financial position.

In February, Standard & Poor's upgraded Grupo IMSA's foreign currency credit rating to investment grade, raising it from 'BB+' to 'BBB-'.

With regard to the new syndicated loan, Marcelo Canales, CFO of Grupo IMSA, said, "The syndicated loan transaction was very successful, and we even obtained a subscription in excess of the 380 million that we had requested. This is a very significant achievement, especially if we consider today's difficult global environment. It is further proof of the confidence that our business model inspires, a model that has traditionally allowed us to overcome economic downturns." Mr. Canales added, "We are very pleased to have obtained this upgrade to investment grade, as this should be reflected in better financing conditions for Grupo IMSA in the future, as well as in access to new financing alternatives."

* * *

Grupo IMSA, a holding company, was founded in 1936 and is today one of Mexico's leading diversified industrial companies. The Group operates in four core businesses: steel processed products; automotive batteries and related products; aluminum and other related products; and steel and plastic construction products. With manufacturing facilities in Mexico, the United States, and throughout Central and South America, Grupo IMSA currently exports to all five continents. In 2001 Grupo IMSA's sales reached US$2.3 billion, of which more than 45% was generated outside Mexico. Grupo IMSA's shares trade on the Mexican Stock Exchange (IMSA) and, in the United States, on the NYSE (IMY).

Contacts:

Marcelo Canales, Chief Financial Officer, (52-81) 8153-8349
Adrian Fernandez, Corporate Finance Manager, (52-81) 8153-8433
Jose Luis Fornelli, Investor Relations, (52-81) 8153-8416
jfornell@grupoimsa.com

TABLES TO FOLLOW

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Millions of Mexican pesos of
purchasing power as of December 31, 2001)

ASSETS	December 2001	December 2000
Current:		
Cash and cash equivalents	484	570
Accounts receivable-trade, net	3,331	3,187
Inventories	5,025	5,075
Other current assets	874	594
	9,714	9,426
Investment in associated companies	87	220
Property, plant and equipment, net	15,995	15,682
Other assets, net	1,057	1,023
Excess of cost over fair value of net assets acquired of subsidiaries	947	965
TOTAL ASSETS	27,800	27,316
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current:		
Current portion of long-term debt	1,100	1,263
Bank loans	250	143
Accounts payable-trade	2,899	2,664
Advances from clients	264	249
Other accounts payable and accrued liabilities	889	1,159
	5,402	5,478
Lont-term debt	6,886	7,149
Deferred taxes	3,158	3,091
Other long-term liabilities	274	128
	10,318	10,368
TOTAL LIABILITIES	15,720	15,846
Excess of fair value of net assets acquired over cost of subsidiaries	545	817
Stockholder's equity:		
Common stock	4,528	4,526
Additional paid-in capital	2,654	2,654
Reserve for repurchase of own shares	129	123
Retained earnings	12,826	11,505
Insufficiency in capital restatement	(6,227)	(5,748)
Initial effect of deferred taxes	(3,311)	(3,311)
Mayority interest	10,599	9,749
Minority interest	936	904
TOTAL STOCKHOLDERS' EQUITY	11,535	10,653
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	27,800	27,316

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Millions of Mexican pesos of purchasing power as of December 31, 2001)

	4Q01	3Q01	4Q00	2001	2000	% Change 4Q01/4Q00	% Change 4Q01/3Q01	% Change 2001/ 2000
NET SALES	5,894	5,255	5,324	21,070	21,658	10.7%	12.2%	-2.7%
Domestic Sales	3,006	2,725	3,013	11,297	12,323	-0.2%	10.3%	-8.3%
Foreign Sales	2,888	2,530	2,311	9,773	9,335	25.0%	14.2%	4.7%
COST OF SALES	4,664	4,037	4,289	16,356	16,893	8.7%	15.5%	-3.2%
OPERATING EXPENSES	777	648	676	2,723	2,548	14.9%	19.9%	6.9%
OPERATING INCOME	453	570	359	1,991	2,217	26.2%	-20.5%	-10.2%
Financial expenses	131	132	224	632	901	-41.5%	-0.8%	-29.9%
Interest income	(3)	(9)	(9)	(54)	(49)	-66.7%	-66.7%	10.2%
Foreign exchange loss (gain)	(320)	409	162	(240)	91			
Gain from monetary position	(99)	(76)	(27)	(333)	(554)	266.7%	30.3%	-39.9%
INTEGRAL FIN. COST, NET	(291)	456	350	5	389			-98.7%
Other income, net	(67)	(28)	(102)	(244)	(380)	-34.3%	139.3%	-35.8%
INCOME BEFORE TAXES AND EMPLOYEES' PROFIT SHARING	811	142	111	2,230	2,208	630.6%	471.1%	1.0%
PROVISIONS FOR:								
Income taxes	126	43	(50)	552	555		193.0%	-0.5%
Employees' profit sharing	(4)	21	6	57	60			-5.0%
CONSOLIDATED NET INCOME	689	78	155	1,621	1,593	344.5%	783.3%	1.8%
Net income of minority interest	56	19	69	144	197	-18.8%	194.7%	-26.9%
Net income of majority interest	633	59	86	1,477	1,396	636.0%	972.9%	5.8%

GRUPO IMSA, S.A. DE C.V. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
(Millions of Mexican pesos of
purchasing power as of December 31, 2001)

	December 2001	December 2000
OPERATING ACTIVITIES:		
CONSOLIDATED NET INCOME	1,621	1,593
ITEMS NOT (GENERATING) REQUIRING RESOURCES:		
Depreciation and amortization	996	878
Amoritzation of excess of fair value of net assets acquired over cost of subsidiaries	(349)	(565)
Other	133	(76)
	2,401	1,830
CHANGES IN CURRENT ASSETS AND LIABILITIES NET OF EFFECTS FROM PURCHASES OF BUSINESSES:		
Accounts receivable-trade	322	560
Inventories	257	374
Other current assets	(144)	(180)
Accounts payable-trade	178	318
Advances from clients	15	61
Other accounts payable and accrued liabilities	(270)	50
	358	1,183
RESOURCES GENERATED FROM OPERATING ACTIVITIES	2,759	3,013
FINANCING ACTIVITIES:		
Payments of short-term bank loans	(57)	(1,654)
Proceeds from borrowings from banks and issuance of long-term debt	(295)	2,136
Decrease in minority interest	(91)	-
Dividends paid	(155)	-
Others	(5)	(13)
RESOURCES (USED IN) GENERATED FROM FINANCING ACTIVITIES	(603)	469
INVESTING ACTIVITIES:		
Acquisition of property, plant and equipment	(1,126)	(1,005)
Acquisition of companies and minority interest	(1,116)	(2,688)
Other assets	-	(59)
RESOURCES USED IN INVESTING ACTIVITIES	(2,242)	(3,752)
(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(86)	(270)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	570	840
CASH AND CASH EQUIVALENTS AT END OF PERIOD	484	570

GRUPO IMSA S.A. DE C.V. AND SUBSIDIARIES
(Million of Mexican pesos of purchasing power as of December 31, 2001)

	4Q01	3Q01	4Q00	2001	2000	4Q01/4Q00	4Q01/3Q01	2001/2000
IMSA ACERO								
DOMESTIC SALES	1,755	1,627	1,809	6,694	7,617	-3.0%	7.9%	-12.1%
FOREIGN SALES	689	811	812	3,055	3,338	-15.1%	-15.0%	-8.5%
% Export/Sales	28.2%	33.3%	31.0%	31.3%	30.5%			
NET SALES	2,444	2,438	2,621	9,749	10,955	-6.8%	0.2%	-11.0%
COST OF SALES	1,948	1,961	2,162	7,768	8,772	-9.9%	-0.7%	-11.4%
OPERATING EXPENSES	263	206	226	914	862	16.4%	27.7%	6.0%
OPERATING INCOME	233	271	233	1,067	1,321	0.0%	-14.0%	-19.2%
OPERATING MARGIN	9.5%	11.1%	8.9%	10.9%	12.1%			
EBITDA	407	436	396	1,736	1,912	2.8%	-6.7%	-9.2%
EBITDA MARGIN	16.7%	17.9%	15.1%	17.8%	17.5%			
ENERMEX								
DOMESTIC SALES	532	440	532	1,825	1,869	0.0%	20.9%	-2.4%
FOREIGN SALES	523	648	504	2,018	2,027	3.8%	-19.3%	-0.4%
% Export/Sales	49.6%	59.6%	48.6%	52.5%	52.0%			
NET SALES	1,055	1,088	1,036	3,843	3,896	1.8%	-3.0%	-1.4%
COST OF SALES	718	746	747	2,629	2,755	-3.9%	-3.8%	-4.6%
OPERATING EXPENSES	147	140	159	574	593	-7.5%	5.0%	-3.2%
OPERATING INCOME	190	202	130	640	548	46.2%	-5.9%	16.8%
OPERATING MARGIN	18.0%	18.6%	12.5%	16.7%	14.1%			
EBITDA	225	232	163	769	680	38.0%	-3.0%	13.1%
EBITDA MARGIN	21.3%	21.3%	15.7%	20.0%	17.5%			
IMSALUM								
DOMESTIC SALES	350	303	333	1,322	1,371	5.1%	15.5%	-3.6%
FOREIGN SALES	330	418	373	1,474	1,635	-11.5%	-21.1%	-9.8%
% Export/Sales	48.5%	58.0%	52.8%	52.7%	54.4%			
NET SALES	680	721	706	2,796	3,006	-3.7%	-5.7%	-7.0%
COST OF SALES	565	571	594	2,261	2,426	-4.9%	-1.1%	-6.8%
OPERATING EXPENSES	102	108	89	411	383	14.6%	-5.6%	7.3%
OPERATING INCOME	13	42	23	124	197	-43.5%	-69.0%	-37.1%
OPERATING MARGIN	1.9%	5.8%	3.3%	4.4%	6.6%			
EBITDA	24	54	35	173	246	-31.4%	-55.6%	-29.7%
EBITDA MARGIN	3.5%	7.5%	5.0%	6.2%	8.2%			
IMSATEC								
DOMESTIC SALES	368	354	331	1,456	1,458	11.2%	4.0%	-0.1%
FOREIGN SALES	1,346	654	622	3,226	2,334	116.4%	105.8%	38.2%
% Export/Sales	78.5%	64.9%	65.3%	68.9%	61.6%			
NET SALES	1,714	1,008	953	4,682	3,792	79.9%	70.0%	23.5%
COST OF SALES	1,393	761	757	3,659	2,915	84.0%	83.0%	25.5%
OPERATING EXPENSES	246	151	151	695	549	62.9%	62.9%	26.6%
OPERATING INCOME	75	96	45	328	328	66.7%	-21.9%	0.0%
OPERATING MARGIN	4.4%	9.5%	4.7%	7.0%	8.6%			
EBITDA	115	116	68	430	415	69.1%	-0.9%	3.6%
EBITDA MARGIN	6.7%	11.5%	7.1%	9.2%	10.9%			

SALES VOLUME

	4Q01	3Q01	4Q00	2001	2000
STEEL PROCESSING					
IMSA ACERO (Tonnes)					
Domestic Sales Volume	340,748	336,835	319,147	1,291,992	1,236,509
Export and Foreign Subsidiaries Sales Volume	119,518	129,792	128,655	506,104	524,811
TOTAL IMSA ACERO	460,266	466,627	447,802	1,798,096	1,761,320

	4Q01	3Q01	4Q00	2001	2000
AUTOMOTIVE BATTERIES (1)					
ENERMEX (000 Units)					
Mexico					
Domestic Market	1,714	1,496	1,720	5,949	5,972
Exports	1,601	2,046	1,973	6,238	7,203
Total (2)	3,315	3,542	3,693	12,187	13,175
Foreign Subsidiaries (3)	2,165	2,493	1,321	8,553	5,661
TOTAL ENERMEX	5,480	6,035	5,014	20,740	18,836

	4Q01	3Q01	4Q00	2001	2000
IMSALUM					
Aluminum (Tonnes)					
TOTAL ALUMINUM	11,002	12,608	11,247	47,323	46,496

(1) Includes 100% of the sales volume of the joint venture with Johnson Controls and Varta.
(2) 100% of this volume is consolidated in Enermex financial statements.
(3) 50% of this volume is consolidated in Enermex financial statements.

Selected Financial Information
Income Statement
US$ Millions[1]

	4Q01	3Q01	4Q00	2001	2000
Net Sales					
IMSA ACERO	272	284	281	1,080	1,106
ENERMEX	110	120	107	406	398
IMSALUM	75	76	72	298	302
IMSATEC	189	109	104	508	386
Grupo IMSA[2]	639	572	561	2,246	2,175
Opertating Income					
IMSA ACERO	25	30	22	112	131
ENERMEX	21	22	13	69	54
IMSALUM	2	5	2	12	17
IMSATEC	9	11	5	36	33
Grupo IMSA[2]	48	63	39	212	222
EBITDA					
IMSA ACERO	44	47	39	183	188
ENERMEX	24	25	16	82	67
IMSALUM	3	6	4	16	21
IMSATEC	13	13	7	47	42
Grupo IMSA[2]	77	88	64	316	311
Majority Net Income					
Grupo IMSA	68	8	9	154	139

(1) Peso figures converted into dollars by dividing the monthly nominal pesos by the average monthly exchange rate.
(2) The sum of these amounts does not equal the consolidated figures presented because Corporate and Other have been excluded.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO IMSA, S.A. DE C.V.
(Registrant)

Dated: April 8th, 2002

By: ______________________
Marcelo Canales-Clariond
Chief Financial Officer